UNITED STATES
                                 SECURITIES AND EXCHANGE COMMISSION
                                              WASHINGTON, D.C. 20549


     DIVISION OF
CORPORATION FINANCE




                                                               August 13, 2018

  Via E-mail

  Kelley D. Parker, Esq.
  Paul, Weiss, Rifkind, Wharton & Garrison LLP
  1285 Avenue of the Americas
  New York, NY 10019

          Re:     Perry Ellis International, Inc.
                  Amended Schedule 13E-3
                  Filed August 3, 2018 by Perry Ellis International Inc. et al. File No. 005-48707

                  Revised Preliminary Proxy on Schedule 14A
                  Filed August 3, 2018
                  File No. 000-21764

  Dear Ms. Parker:

          We have reviewed the above-referenced filings and have the following comments.

  Amended Schedule 13E-3

  1.      We note that you have requested confidential treatment for Exhibits
(c)(8) and (c)(9). We
          will provide comments on your requests separately.

  Revised Preliminary Proxy Statement

  Background of the Merger, page 18

  2. We note your response to prior comment 5 and the revised disclosures on page 22. Please revise your disclosures on page 22 to satisfy the requirements of
Item 1015(b)(6) of
          Regulation M-A concerning:

            (i) AlixPartners' findings/recommendations;

            (ii) AlixPartners' basis for and methods for arriving at those findings/recommendation
                 and

            (iii) any instructions or limitations on the investigation issued by the Special Committee
 Kelley D. Parker, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
August 13, 2018
Page 2

            to AlixPartners concerning its work.

       In addition, reconcile your disclosure that the Special Committee engaged AlixPartners
       "on a non-reliance basis" with your disclosure in the same paragraph that the Special
       Committee's determination was "based on the analysis performed by AlixPartners."
       Clarify whether the Special Committee's based its determination concerning use of the projections on any factors other than the analysis performed by AlixPartners. File all
       AlixPartners' reports as exhibits. Refer to Item 1016(c) of Regulation
M-A.

3. With reference to prior comment 1, please further revise your disclosure on page 37 to identify AlixPartners as the provider of a report, opinion, or appraisal materially related to the transaction. In this regard, your disclosure on page 22 indicates that AlixPartners'
       analysis impacted the Special Committee's determination to use managements' forecasts, which in turn impacted PJ Solomon's fairness opinion concerning the transaction.

Recommendation of the Special Committee and Our Board of Directors, page 45

4. We refer to prior comment 9 and note your revised disclosure on page 47 stating that the
       Special Committee expressly adopted the fairness advisor's opinion and presentation.
       Please revise to clarify whether the Board of Directors also expressly adopted these same reports.

5. We reissue prior comment 10, in which we asked for revisions to your disclosure. While
       PJS may have addressed a broader set of security holders, the filing persons are required to address a narrower set of security holders. The affiliates included within the security holders considered by PJS have different interests than those required to be addressed by
       Schedule 13E-3 and thus the filing persons must explain, given their adoption of the PJS analyses and conclusion, how their fairness determination as to the narrower set of security holders can be properly supported by reliance on an opinion that does not address the same security holders.

6. We reissue prior comment 12. Please revise this section to describe what, if any, consideration the special committee and board of directors gave to the referenced results in their evaluation of the PJS analyses and opinion.

Projected Financial Information, page 69

7. We reissue prior comment 20. We are unable to locate a discussion of the assumptions made in preparing, and limiting factors applied to, the financial projections. Your revisions in response to our prior comment are generic.
 Kelley D. Parker, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
August 13, 2018
Page 3

       Please contact Joseph McCann at (202) 551-6262 or me at (202) 551-3619 if you have any questions regarding our comments.


                                                        Sincerely,

                                                        /s/ Daniel F. Duchovny
                                                        Daniel F. Duchovny
                                                        Special Counsel
                                                        Office of Mergers &
Acquisitions